Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Earnings (Loss):
Earnings (Loss) before income taxes	$(359)	$31	$(1,124)	$(1,771)

Add: Total fixed charges (per below)	424	436	1,222	1,269

Less: Interest capitalized	11	10	32	23
Total earnings (loss) before income taxes	$54	$457	$66	$(525)

Fixed charges:
Interest	$170	$176	$493	$528

Portion of rental expense representative of the interest factor	219	220	650	639

Amortization of debt expense	35	40	79	102
Total fixed charges	$424	$436	$1,222	$1,269

Ratio of earnings to fixed charges	-	1.05	-	-

Coverage deficiency	$370	$-	$1,156	$1,794